March 10, 1998

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

RE: Schedule 13G-Amendment (1) filing

Dear Sir/Madam,

Enclosed for filing for calendar year 1997, pursuant to the Securities and Exchange Act of 1934, as amended, are the Edgarized Schedule 13G Amendment for James F. Willenborg, a 5% shareholder of MySoftware Company.

Please call Sharon Chiu at 650-473-3638 for any questions regarding this filing.

Sincerely,

James F. Willenborg


                              MYSOFTWARE CO.
                             (NAME OF ISSUER)

                               COMMON STOCK
                       (TITLE OF CLASS OF SECURITIES)

                                 628633109
                               (CUSIP NUMBER)

(1)  Name of Reporting Persons                  James F. Willenborg
     S.S. or I.R.S. Identification
     Nos. of Above Persons                          ###-##-####

(2)  Check the Appropriate Box if a Member of                       (a)
     Group                                                          (b)
     (See Instructions)


(3)  SEC Use Only

(4) Citizenship of Place of organization        U.S.A.

Number of Shares Beneficially Owned by  (5) Sole Voting Power         503,067
Reporting Person With                   (6) Shared Voting Power             0
                                        (7) Sole Dispositive Power    503,067
                                        (8) Shared Dispositive Power        0


(9) Aggregate Amount Beneficially Owned by Each Reporting Person      503,067

    Shares held iby Okoboji Trust, dated June 19, 1985 of which the reporting person is the trustee.

(10)	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares
     (See Instructions)

(11)	Percent of Class Represented by Amount in Row 9                     11.8%

(12)	Type of Reporting Person (See
    	Instructions)

Item 1 (a) Name of Issuer:                                 MYSOFTWARE COMPANY

Item 1 (b) Address of Issuer's Principal Executive Offices:

             	2197 E. Bayshore Road
	             Palo Alto, CA 94303

Item 2 (a) Name of Person Filing:                          James F. Willenborg


Item 2 (b) Address of Principal Business office:

                   c/o MySoftware Company
                  2197 E. Bayshore Road
                  Palo Alto, CA 94303

Item 2 (c) Citizenship:                                   U.S.A.

Item 2 (d)    Title of Class of Securities:              	COMMON STOCK

Item 2 (e)      CUSIP Number:                            	628633109


Item 3	Not Applicable.


Item 4	Ownership

(a)  Amount Beneficially Owned                                         503,067

     Shares held iby Okoboji Trust, dated June 19, 1985 of which the reporting person is the trustee.

(b)	Percent of Class                                                     11.8%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote                          503,067
	(ii)	shared power to vote or to direct the vote	                            0
	(iii)	sole power to dispose or to direct the disposition of           503,067
	(iv)	shared power to dispose or to direct the disposition of                0

Item 5 Ownership of Five Percent or Less of a Class:

            Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

            Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

            Not Applicable



Item 8 Identification and Classification of Members of the Group:

            Not Applicable

Item 9 Notice of Dissolution of the Group:

            Not Applicable

Item 10     Certification:

            Not Applicable


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                        Date: March 5, 1998
                                                             ----------------
                                            Signature: /s/ James F. Willenborg
                                                      ------------------------
                                            Name and Title: